Confidential Treatment Requested by GRAIL, LLC

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on January 29, 2024 as Amendment No. 1 to the initial confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form 10

GENERAL FORM

FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

GRAIL, LLC

to be converted as described herein into a corporation named

GRAIL, Inc.

(Exact name of registrant as specified in its charter)

Delaware	86-3673636
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1525 O’Brien Drive Menlo Park, California	94025
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(833) 694-2553

Copies to:

Illumina, Inc. 5200 Illumina Way San Diego, CA 92122 (858) 202-4500 Attn: Charles E. Dadswell, General Counsel and Secretary	Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Attn: Andrew J. Pitts Ting S. Chen Daniel J. Cerqueira	GRAIL, Inc. 1525 O’Brien Drive Menlo Park, California (833) 694-2553 Attn: Abram Barth, General Counsel	Latham & Watkins LLP 355 South Grand Avenue, Suite 100 Los Angeles, California 90071 (213) 485-1234 Attn: W. Alex Voxman Andrew Clark Ross McAloon Alexa Berlin

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common stock, par value $0.001 per share	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Confidential Treatment Requested by GRAIL, LLC

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

GRAIL, LLC, the registrant whose name appears on the cover of this Form 10 registration statement, is a Delaware limited liability company. Prior to the completion of the Spin-Off, GRAIL, LLC will be converted into a Delaware corporation and will be renamed GRAIL, Inc. References to “GRAIL” in this Form 10 registration statement are to GRAIL, LLC prior to the effective time of such conversion and to GRAIL, Inc. on and after the effective time of such conversion.

GRAIL is a wholly owned subsidiary of Illumina, Inc. (“Illumina”). On August 18, 2021, Illumina acquired GRAIL. The acquisition is subject to ongoing legal proceedings and, on September 6, 2022, the European Commission adopted an order prohibiting Illumina’s acquisition of GRAIL. On October 12, 2023, the European Commission adopted a decision requiring Illumina to divest GRAIL and imposing transitional measures providing that GRAIL must be held and operated separately and independently from Illumina.

Confidential Treatment Requested by GRAIL, LLC

Pursuant to 17 C.F.R. Section 200.83

GRAIL, LLC

Information Required in Registration Statement

Cross-Reference Sheet Between the Information Statement and Items of Form 10

This Registration Statement on Form 10 incorporates by reference information contained in our Information Statement filed as Exhibit 99.1 to this Form 10. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in the Information Statement.

Item No.	Caption	Location in Information Statement
1.	Business	See “Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Spin-Off,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Where You Can Find More Information”

1A.	Risk Factors	See “Summary,” “Risk Factors,” and “Cautionary Statement Concerning Forward-Looking Statements”

2.	Financial Information	See “Summary,” “Risk Factors,” “Capitalization,” “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to Consolidated Financial Statements”

3.	Properties	See “Business—Properties”

4.	Security Ownership of Certain Beneficial Owners and Management	See “Security Ownership of Certain Beneficial Owners and Management”

5.	Directors and Executive Officers	See “Management”

6.	Executive Compensation	See “Management” and “Executive Compensation”

7.	Certain Relationships and Related Transactions, and Director Independence	See “Risk Factors,” “The Spin-Off,” “Management,” and “Certain Relationships and Related Party Transactions”

8.	Legal Proceedings	See “Business—Legal Proceedings”

9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	See “Summary,” “The Spin-Off,” “Dividend Policy,” “Security Ownership of Certain Beneficial Owners and Management,” and “Description of Our Capital Stock”

10.	Recent Sales of Unregistered Securities	See “Description of Our Capital Stock”

11.	Description of Registrant’s Securities to be Registered	See “Description of Our Capital Stock”

Confidential Treatment Requested by GRAIL, LLC

Pursuant to 17 C.F.R. Section 200.83

Item No.	Caption	Location in Information Statement

12.	Indemnification of Directors and Officers	See “Description of Our Capital Stock” and “Certain Relationships and Related Party Transactions—Agreements with Illumina—Separation and Distribution Agreement”

13.	Financial Statements and Supplementary Data	See “Summary,” “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” and “Index to Consolidated Financial Statements” and the consolidated financial statements referenced therein

14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not applicable

15.	Financial Statements and Exhibits

(a)   Consolidated Financial Statements

See “Unaudited Pro Forma Consolidated Condensed Financial Information” and “Index to Consolidated Financial Statements” and the consolidated financial statements referenced therein

(b)   Exhibits

See below

Confidential Treatment Requested by GRAIL, LLC

Pursuant to 17 C.F.R. Section 200.83

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1	Form of Separation and Distribution Agreement between GRAIL, LLC and Illumina, Inc.*

3.1	Form of Certificate of Incorporation of GRAIL, Inc.*

3.2	Form of Bylaws of GRAIL, Inc.*

10.1	Form of Tax Matters Agreement between GRAIL, LLC and Illumina, Inc.*

10.2	Form of Stockholder and Registration Rights Agreement between GRAIL, LLC and Illumina, Inc.*

10.3	Agreement and Plan of Merger, dated as of September 20, 2020, among Illumina, Inc., SDG Ops, Inc., SDG Ops, LLC and GRAIL, Inc.†

10.4	Amendment to the Agreement and Plan of Merger, dated as of September 20, 2020, among Illumina, Inc., SDG Ops, Inc., SDG Ops, LLC and GRAIL, Inc., dated as of February 4, 2021†

10.5	Amended and Restated Supply and Commercialization Agreement, dated as of February 28, 2017, by and between Illumina, Inc. and GRAIL, Inc., as amended on September 27, 2017 and on August 18, 2021*

10.6	Form of 2024 Incentive Award Plan+*

10.7	Form of Long-term Incentive Award Agreement+*

10.8	Form of Indemnification Agreement between GRAIL, LLC and each of its directors and executive officers+*

10.9	Form of 2024 Employee Stock Purchase Plan+*

10.10	Employment Offer Letter, between GRAIL, LLC and Robert Ragusa, dated October 14, 2021+*

10.11	Letter Agreement, between GRAIL, Inc. and Aaron Freidin, dated July 5, 2018+*

10.12	Employment Offer Letter, between GRAIL, Inc. and Josh Ofman, dated May 13, 2019+*

10.13	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1510005), dated as of April 7, 2016, as amended May 29, 2017*

10.14	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1510006), dated as of April 7, 2016, as amended May 29, 2017*

10.15	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1711655), dated as of May 29, 2017*

10.16	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1711656), dated as of May 29, 2017*

10.17	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1711657), dated as of May 29, 2017*

10.18	Lease by and between MENLO PREHC I, LLC, MENLO PREPI I, LLC, TPI Investors 9, LLC and GRAIL, Inc., dated as of May 5, 2016*

10.19	First Amendment to Lease among MENLO PREHC I, LLC, MENLO PREPI I, LLC, TPI Investors 9, LLC and GRAIL, Inc., dated as of June 8, 2017*

10.20	Lease Agreement by and between PP Office Owner 1, L.P. and GRAIL, Inc., dated as of June 4, 2020*

21.1	List of subsidiaries of GRAIL, Inc.†

99.1	Preliminary Information Statement of GRAIL, LLC, subject to completion, dated January 29, 2024

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†	Previously filed.

Confidential Treatment Requested by GRAIL, LLC

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAIL, LLC

By:
Name:
Title:

Dated: